                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*

                               Input/Output, Inc.

                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                    457652105
                                 (CUSIP Number)

                                 Laitram, L.L.C.
                                220 Laitram Lane
                            Harahan, Louisiana 70123
                                 (504) 733-6000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 26, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 457652105                                           Page 2 of 13 Pages
         --------------
--------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of Above Person (entities only)

      Laitram, L.L.C.   I.R.S. Identification No. 76-0719479
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [_]
      (b) [_]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Source of Funds (See Instructions)

      Not applicable.
--------------------------------------------------------------------------------
 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

          [_]
--------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

      Louisiana
--------------------------------------------------------------------------------
                      7.    Sole Voting Power

   NUMBER OF                4,791,044 shares of Common Stock,
    SHARES                  $0.01 par value per share ("Common Stock")
                     -----------------------------------------------------------
 BENEFICIALLY         8.    Shared Voting Power
   OWNED BY
     EACH                   0 shares of Common Stock
                     -----------------------------------------------------------
   REPORTING          9.    Sole Dispositive Power
    PERSON
     WITH                   4,791,044 shares of Common Stock
                     -----------------------------------------------------------
                     10.    Shared Dispositive Power

                            0 shares of Common Stock
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      4,791,044 shares of Common Stock
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)

                                                                             [_]
--------------------------------------------------------------------------------

CUSIP No. 457652105                                           Page 3 of 13 Pages
         --------------
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

      9.3%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)

      CO
--------------------------------------------------------------------------------

CUSIP No. 457652105                                           Page 4 of 13 Pages
                                  SCHEDULE 13D

Preliminary Statement

This filing by Laitram, L.L.C. (sometimes called the "Reporting Person") amends a Schedule 13D filed by The Laitram Corporation on March 25, 1999. Only the amendments to the Schedule are reproduced below. This statement relates to equity securities of Input/Output, Inc. ("I/O").

James M. Lapeyre, Jr. is the President and chief executive officer of the Reporting Person. He is also a director of I/O and Chairman of its Board of Directors. As a director of I/O, Mr. Lapeyre may take an active role in corporate strategy and business decisions involving I/O. The Reporting Person (and its predecessor, The Laitram Corporation) have elected to file this Statement on Schedule 13D rather than Schedule 13G as a precautionary measure in case Mr. Lapeyre's actions in his capacity as an I/O director are attributed to the Reporting Person or should the Reporting Person, as a shareholder of I/O, be a participant in a transaction involving I/O. The election to file on Schedule 13D shall not be deemed an acknowledgment or admission by the Reporting Person that the actions of Mr. Lapeyre are attributable to the Reporting Person, and the Reporting Person hereby disclaims any such actions by Mr. Lapeyre. The election to file on Schedule 13D shall not be deemed an acknowledgment or admission by the Reporting Person that such a statement is required to be filed pursuant to ss. 240.13d-1(e), or otherwise, or that the Reporting Person holds securities of I/O with a purpose or effect of changing or influencing the control of I/O, or in connection with or as a participant in any transaction having that purpose or effect. The election to file on Schedule 13D shall not be deemed an acknowledgment or admission by the Reporting Person that the Reporting Person does not continue to be eligible to file a statement on Schedule 13G, pursuant to ss. 240.13d-1(c), as a person who, among other things, has not acquired such securities with any purpose of, or with the effect of, changing or influencing the control of I/O, or in connection with or as a participant in any transaction having that purpose or effect.

ITEM 1. Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the "Common Stock"), of I/O, a Delaware corporation, whose principal executive offices are located at 12300 Parc Crest Drive, Stafford, Texas 77477.

ITEM 2. Identity and Background.

This statement is filed on behalf of Laitram L.L.C., a Louisiana limited liability company. The information required to be reported under this Item 2 with respect to each executive officer, manager and controlling person of Laitram, L.L.C., and each officer and director of Laitram Group, Inc., the parent company of Laitram, L.L.C, is set forth in Schedule A attached hereto and incorporated herein by reference.

Laitram, L.L.C. is a successor of The Laitram Corporation. Through a series of transactions that occurred on September 30, 2002 and December 31, 2002, The Laitram Corporation was

CUSIP No. 457652105                                          Page 5 of 13 Pages

reorganized as an S Corporation for tax purposes, Laitram Group, Inc. was formed to be the holding company for The Laitram Corporation, and The Laitram Corporation was reorganized as a limited liability company called Laitram, L.L.C. Laitram Group, Inc. is the sole member of Laitram, L.L.C., and all but one of the former shareholders of The Laitram Corporation are now instead the shareholders of Laitram Group, Inc. The proportionate ownership of each shareholder of The Laitram Corporation prior to these transactions generally was the same as the proportionate ownership of each shareholder of Laitram Group, Inc., following the transactions, except for the effect of the one shareholder who is entitled to receive cash for her shares of The Laitram Corporation rather than shares of Laitram Group, Inc., and except that the proportionate ownership of several shareholders increased slightly because they contributed additional capital to Laitram Group, Inc.

Laitram, L.L.C.'s principal business is acting as the parent holding company of four wholly-owned subsidiaries which design, manufacture and sell industrial products. Laitram, L.L.C.'s address and the address of its principal office is 220 Laitram Lane, Harahan, Louisiana 70123.

During the last five years, neither Laitram, L.L.C. nor its predecessors nor, to the best of its knowledge, any of the persons listed on Schedule A hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, order, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of the individuals listed on Schedule A hereto is a citizen of the United States.

ITEM 4. Purpose of Transaction.

On March 26, 2003, Laitram, L.L.C. distributed 1,002,956 shares of I/O Common Stock as a dividend to its sole member, Laitram Group, Inc., which immediately thereafter distributed the 1,002,956 shares as a dividend to its shareholders, prorata. Certain of the shareholders of Laitram Group, Inc. who received shares of I/O, including Messrs. James M. Lapeyre, Jr., G. Charles Lapeyre, Philip F. Lapeyre, Robert S. Lapeyre and Andrew B. Lapeyre, and Mrs. Monique Lapeyre McCleskey, all of whom are listed on Schedule A hereto, have agreed that for a period of three years, they will not sell the I/O shares they received in the distribution without the written consent of the majority of the parties to the agreement, voting in proportion to their ownership of the distributed shares.

Laitram, L.L.C., continues, as did its predecessor, The Laitram Corporation, to hold Common Stock of I/O as an investment. Subject to market conditions and other factors deemed relevant to it, Laitram, L.L.C., or any person named on Schedule A attached hereto or in Item 5 hereof, may purchase, directly or indirectly, additional shares of I/O Common Stock or dispose of some or all of such shares in open market purchases or privately negotiated transactions.

Mr. Lapeyre, the President and chief executive officer of Laitram, L.L.C., is a director of I/O and chairman of its Board of Directors. The actions of Mr. Lapeyre in his capacity as an I/O director

CUSIP No. 457652105                                           Page 6 of 13 Pages

and chairman of its Board of Directors may be attributable to Laitram, L.L.C. In such case, Laitram, L.L.C. may be deemed from time to time to consider plans or proposals relating to, or may be a participant, as a shareholder of I/O, in a transaction involving: the acquisition or disposition of securities of I/O; extraordinary corporate transactions involving I/O or any of its subsidiaries; selling or transferring a material amount of assets of I/O or any of its subsidiaries; changing the present board of directors or management of I/O; materially changing the present capitalization or dividend policy of I/O; making other material changes in I/O's business or corporate structure; changing I/O's charter, bylaws or instruments corresponding thereto or other actions which may affect control of I/O; causing the I/O Common Stock no longer to be quoted on the New York Stock Exchange; causing the I/O Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or taking any action similar to any of those enumerated above.

To the best knowledge of Laitram, L.L.C., each of the persons named on Schedule A attached hereto, other than Mr. Lapeyre who has filed a statement on Schedule 13D that speaks for itself, acquired the shares of I/O Common Stock reported herein as beneficially owned by such person for purposes of investment and not for the purpose of changing the control of I/O.

Other than as described in the original Schedule 13D filed by The Laitram Corporation or in this amendment, neither Laitram, L.L.C. nor, to the best of its knowledge, any of the persons named on Schedule A attached hereto (other than Mr. Lapeyre who has filed an amended statement on Schedule 13D that speaks for itself) has any plans or proposals that relate to or would result in any actions set forth in Item 4 of Schedule 13D relating to I/O or shares of I/O Common Stock.

ITEM 5. Interest in Securities of the Issuer.

(a, b) Laitram, L.L.C. is the beneficial owner of 4,791,044 shares of I/O Common Stock, representing approximately 9.3% of the shares of I/O Common Stock believed to be outstanding. Mr. Lapeyre has filed a statement on Schedule 13D which reflects that he has the sole power as President and chief executive officer of Laitram, L.L.C. to vote or direct the vote and to dispose or direct the disposition of these 4,791,044 shares, unless the Board of Managers of Laitram, L.L.C. changes that power, in which case Mr. Lapeyre may be deemed to share such power with the Board. Notwithstanding Mr. Lapyere's Schedule 13D, Laitram L.L.C. considers that it has the sole power to vote or direct the vote and to dispose or direct the disposition of these 4,791,044 shares. Pursuant to Rule 13d-4 under the Exchange Act, Mr. Lapeyre has disclaimed the beneficial ownership of these 4,791,044 shares.

To the best of the knowledge of Laitram, L.L.C., the officers, managers and controlling persons of Laitram, L.L.C., and the officers and directors of Laitram Group, Inc., all listed on Schedule A hereto, own shares of I/O Common Stock as follows:

Mr. Lapeyre may be deemed to be the beneficial owner of 5,302,748 shares of I/O Common Stock, representing approximately 10.3% of the shares of I/O Common Stock believed to be outstanding. Mr. Lapeyre has the sole power to vote or direct the vote and to dispose or direct the disposition of 477,924 shares of I/O Common Stock reported herein as beneficially owned by

CUSIP No. 457652105                                           Page 7 of 13 Pages

him, including 60,000 shares subject to options that will be fully exercisable on May 25, 2003. Mr. Lapeyre may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of 4,824,824 shares of I/O Common Stock reported herein as beneficially owned by him.

Mr. Lapeyre jointly owns with his wife 10,500 shares of I/O Common Stock reported herein as beneficially owned by him, and she shares with him the power to vote or direct the vote and to dispose or direct the disposition of such securities. In addition to the 5,302,748 shares reported as beneficially owned by Mr. Lapeyre, Mrs. Lapeyre beneficially owns 30,000 shares of I/O Common Stock, and she exercises the sole power to vote or direct the vote and to dispose or direct the disposition of such securities. Pursuant to Rule 13d-4 under the Exchange Act, Mr. Lapeyre disclaims beneficial ownership of these 30,000 shares.

Mr. and Mrs. Lapeyre jointly own as trustees of three separate trusts (each of which holds 3,500 shares of I/O Common Stock) for the benefit of their three children 10,500 shares of I/O Common Stock reported herein as beneficially owned by Mr. Lapeyre. Mr. and Mrs. Lapeyre share the power to vote or direct the vote and to dispose or direct the disposition of all such securities. Pursuant to Rule 13d-4 under the Exchange Act, Mr. and Mrs. Lapeyre disclaim the beneficial ownership of these 10,500 shares.

One of Mr. and Mrs. Lapeyre's three children who is a minor owns 12,780 shares of I/O Common Stock reported herein as beneficially owned by Mr. Lapeyre. Mr. and Mrs. Lapeyre share the power to vote or direct the vote and to dispose or direct the disposition of these shares. Mr. Lapeyre also holds 10,000 additional I/O shares as custodian for this minor child, over which Mr. Lapeyre has the sole power to vote or direct the vote and to dispose or direct the disposition. Pursuant to Rule 13d-4 under the Exchange Act, Mr. and Mrs. Lapeyre disclaim the beneficial ownership of the 22,780 shares owned by their minor child but reported herein as beneficially owned by Mr. Lapeyre.

Mr. Lapeyre's wife is Sally Huger Lapeyre. Her address is c/o Mr. James M. Lapeyre, Jr., 220 Laitram Lane, Harahan, Louisiana 70123, and she is not employed. During the last five years, Mrs. Lapeyre has not been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, order, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Lapeyre is a citizen of the United States.

Mr. Philip F. Lapeyre is the beneficial owner of 115,142 shares of I/O Common Stock, representing less than 1% of the shares of I/O Common Stock believed to be outstanding. Mr. Philip F. Lapeyre has the sole power to vote or direct the vote and to dispose or direct the disposition of these shares.

Mr. Robert S. Lapeyre may be deemed to be the beneficial owner of 134,157 shares of I/O Common Stock, representing less than 1% of the shares of I/O Common Stock believed to be outstanding. Of these shares, 10,145 are held by Mr. Robert S. Lapeyre as custodian for his three minor children. In addition to the 134,157 shares reported as beneficially owned by Mr. Lapeyre, Mr. Lapeyre's wife beneficially owns 1,000 shares of I/O Common Stock.

CUSIP No. 457652105                                           Page 8 of 13 Pages

Mr. Lapeyre has the sole power to vote or direct the vote and to dispose or direct the disposition of all I/O shares reported herein as beneficially owned by him, and his wife has the sole such power with respect to the 1,000 shares beneficially owned by her. Pursuant to Rule 13d-4 under the Exchange Act, Mr. Robert S. Lapeyre disclaims the beneficial ownership of the 10,145 shares held by him as custodian for his children and the 1,000 shares owned by his wife.

Mr. Andrew B. Lapeyre is the beneficial owner of 101,476 shares of I/O Common Stock, representing less than 1% of the shares of I/O Common Stock believed to be outstanding. Mr. Andrew Lapeyre has the sole power to vote or direct the vote and to dispose or direct the disposition of the 101,476 shares of I/O Common Stock reported herein as beneficially owned by him.

Mr. Barry L. LaCour does not own any shares of I/O Common Stock.

Mr. Lawrence P. Oertling may be deemed to be the beneficial owner of 8,200 shares of I/O Common Stock, representing less than 1% of the shares of I/O Common Stock believed to be outstanding. Of these shares, 1,200 are held by Mr. Oertling as custodian for his minor child. Mr. Oertling has the sole power to vote or direct the vote and to dispose or direct the disposition of all of the shares of I/O Common Stock reported herein as beneficially owned by him. Pursuant to Rule 13d-4 under the Exchange Act, Mr. Oertling disclaims the beneficial ownership of the 1,200 shares owned by his child and reported herein as beneficially owned by Mr. Oertling.

Mr. G. Charles Lapeyre may be deemed to be the beneficial owner of 85,510 shares of I/O Common Stock, representing less than 1% of the shares of I/O Common Stock believed to be outstanding. Of these shares, 11,616 shares are owned by Mr. G. Charles Lapeyre's three minor children.

CUSIP No. 457652105                                           Page 9 of 13 Pages

Mr. G. Charles Lapeyre has the sole power to vote or direct the vote and to dispose or direct the disposition of all shares reported herein as beneficially owned by him, except the 11,616 shares owned by his children over which he shares such power with his wife. Pursuant to Rule 13d-4 under the Exchange Act, Mr. and Mrs. G. Charles Lapeyre disclaim the beneficial ownership of the 11,616 shares owned by their children and reported herein as beneficially owned by Mr. Lapeyre.

Mr. G. Charles Lapeyre's wife is Amy M. Lapeyre. Her address is c/o Mr. G. Charles Lapeyre, Jr., 10352 River Road, St. Rose, Louisiana 70087, and she is not employed. During the last five years, she has not been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, order, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Amy M. Lapeyre is a citizen of the United States.

Mrs. Monique Lapeyre McCleskey is the beneficial owner of 101,362 shares of I/O Common Stock, representing less than 1% of the shares of I/O Common Stock believed to be outstanding. In addition to these shares, Mrs. McCleskey's husband beneficially owns 3,500 shares of I/O Common Stock, over which Mr. McCleskey exercises the sole power to vote or direct the vote and to dispose or direct the disposition. Mrs. McCleskey has the sole power to vote or direct the vote and to dispose or direct the disposition of all shares reported as beneficially owned by her. Pursuant to Rule 13d-4 under the Exchange Act, Mrs. McCleskey disclaims the beneficial ownership of the 3,500 shares owned by her husband.

Pursuant to Rule 13d-4 under the Exchange Act, Laitram, L.L.C. disclaims the beneficial ownership of all shares of I/O Common Stock reported herein as beneficially owned by each of the persons named on Schedule A attached hereto except for the 4,791,044 shares reported herein as beneficially owned by Mr. James M. Lapeyre, Jr. but owned of record by Laitram, L.L.C.

(c) During the past sixty days, neither Laitram, L.L.C. nor, to the best of its knowledge, any person listed on Schedule A hereto, has effected any transactions involving the Common Stock of I/O, except for the following:

The following are among the persons who received shares of I/O Common Stock in the

CUSIP No. 457652105                                          Page 10 of 13 Pages

distribution of shares by Laitram, L.L.C. and the re-distribution of such shares by Laitram Group, Inc. on March 26, 2003 as reported herein:

Recipient                                  Number of Shares Received
---------                                  -------------------------

James M. Lapeyre, Jr.                      240,258 (by self)
                                            12,780 (by minor child)
                                            30,000 (by spouse)

G. Charles Lapeyre                          73,894 (by self)
                                            11,616 (by minor children)

Philip F. Lapeyre                          107,142

Monique Lapeyre McCleskey                  101,362

Robert S. Lapeyre                          101,362

Andrew B. Lapeyre                          101,476

Mr. James M. Lapeyre, Jr. also purchased shares of I/O Common Stock in open market transactions through a broker-dealer on the following dates and in the following amounts: February 6, 2003: 10,000 shares at $3.94 per share, 3,800 shares at $3.92 per share, 1,200 shares at $3.89 per share, and 5,000 shares at $3.88 per share; February 7, 2003: 4,000 shares at $4.00 per share; and February 10, 2003: 4,900 shares at $3.79 per share, 100 shares at $3.78 per share, 5,000 shares at $3.84 per share, and 6,000 shares at $3.82 per share. Mr. Philip F. Lapeyre purchased through a broker-dealer 500 shares of I/O Common Stock on January 28, 2003 at a price of $3.65 per share. Mr. Lawrence Oertling, as custodian for the account of his minor child, purchased through a broker-dealer 1,000 shares of I/O Common Stock on March 19, 2003, at a price of $3.77 per share.

(d) Mr. James M. Lapeyre, Jr. may be deemed an "affiliate" of Laitram, L.L.C. as an officer and manager thereof and by reason of his voting power of the capital stock thereof and may therefore be deemed indirectly to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the I/O Common Stock owned of record by Laitram, L.L.C., and such indirect right or power relates to more than 5% of the shares of I/O Common Stock believed to be outstanding.

Certain shares of I/O Common Stock owned by persons listed on Schedule A hereto who are married may be deemed community property under Louisiana law, and in that case both spouses would be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares. In addition, both parents of minor children who are record owners of I/O shares would be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares owned of record by their children.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to

CUSIP No. 457652105                                          Page 11 of 13 Pages

Securities of the Issuer.

In connection with the distribution by Laitram, L.L.C. on March 26, 2003, of 1,002,956 shares of I/O Common Stock to Laitram Group, Inc., its sole member, and the re-distribution of such shares prorata by Laitram Group, Inc. to its shareholders, certain of the Laitram Group, Inc. shareholders agreed that for a period of three years, they will not sell the I/O shares they received in the distribution without the written consent of the majority of the parties to the agreement, voting in proportion to their ownership of the distributed shares. The shareholders of Laitram Group, Inc. who are parties to that agreement are James M. Lapeyre, Jr., G. Charles Lapeyre, Philip F. Lapeyre, Monique Lapeyre McCleskey, Robert S. Lapeyre, Andrew B. Lapeyre and Amy Lapeyre Gui.

Description of the contents of any document referred to in this Schedule 13D and filed or incorporated by referenced as an exhibit hereto is necessarily not complete and, in each instance, reference is made to the document itself which is filed as an exhibit herewith or incorporated as an exhibit herein by reference.

ITEM 7. Material to be Filed as Exhibits.

EXHIBIT 99.1 Shareholders Agreement dated March 26, 2003, among James M. Lapeyre, Jr., G. Charles Lapeyre, Philip F. Lapeyre, Monique Lapeyre McCleskey, Robert S. Lapeyre, Andrew B. Lapeyre and Amy Lapeyre Gui.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                 LAITRAM, L.L.C.

                   By: /s/ James M. Lapeyre, Jr.
                      --------------------------------------
                       James M. Lapeyre, Jr., President and
                       Chief Executive Officer

Dated: April 28, 2003

CUSIP No. 457652105                                          Page 12 of 13 Pages

                                   SCHEDULE A

         Officers, Managers, and Controlling Persons of Laitram, L.L.C.

---------------------------------------------------------------------------------------------------------------------
         Name                    Officer/Manager              Business Address          Principal Occupation
---------------------------------------------------------------------------------------------------------------------
James M. Lapeyre, Jr.          President and Chief          220 Laitram Lane            President of Laitram, L.L.C.
                               Executive Officer; Manager   Harahan, Louisiana 70123
---------------------------------------------------------------------------------------------------------------------
Barry L. LaCour                General Counsel and          220 Laitram Lane            General Counsel and Secretary
                               Secretary; Manager           Harahan, Louisiana 70123    of Laitram, L.L.C.
---------------------------------------------------------------------------------------------------------------------
Lawrence P. Oertling           Treasurer and Chief          220 Laitram Lane            Treasurer and Chief Financial
                               Financial Officer;           Harahan, Louisiana 70123    Officer of Laitram, L.L.C.
                               Manager
---------------------------------------------------------------------------------------------------------------------

                  Officers and Directors of Laitram Group, Inc.

---------------------------------------------------------------------------------------------------------------------
         Name                    Officer/Director             Business Address          Principal Occupation
---------------------------------------------------------------------------------------------------------------------
James M. Lapeyre, Jr.          President and Chief          220 Laitram Lane            President of Laitram, L.L.C
                               Executive Officer; Director  Harahan, Louisiana 70123
---------------------------------------------------------------------------------------------------------------------
G. Charles Lapeyre             Director                     10352 River Road            Chief Operating Officer of
                                                            St. Rose, Louisiana 70087   Delta Petroleum Company,
                                                                                        Inc.
---------------------------------------------------------------------------------------------------------------------
Philip F. Lapeyre              Director                     220 Laitram Lane            Technical Support, Laitram
                                                            Harahan, Louisiana 70123    Machine Shop, L.L.C.
---------------------------------------------------------------------------------------------------------------------
Monique Lapeyre McCleskey      Director                     c/o The Laitram             Mrs. McCleskey is not
                                                            Corporation                 employed.
                                                            220 Laitram Lane
                                                            Harahan, Louisiana 70123
---------------------------------------------------------------------------------------------------------------------
Robert S. Lapeyre              Director                     220 Laitram Lane            Project Manager at Laitram,
                                                            Harahan, Louisiana 70123    L.L.C.
---------------------------------------------------------------------------------------------------------------------
Andrew B. Lapeyre              Director                     201 Laitram Lane            Production Scheduler at
                                                            Harahan, Louisiana 70123    Intralox, Inc.
---------------------------------------------------------------------------------------------------------------------
Barry L. LaCour                Secretary                    220 Laitram Lane            General Counsel and Secretary
                                                            Harahan, Louisiana 70123    of Laitram, L.L.C.
---------------------------------------------------------------------------------------------------------------------
Lawrence P. Oertling           Treasurer                    220 Laitram Lane            Treasurer and Chief Financial
                                                            Harahan, Louisiana 70123    Officer of Laitram, L.L.C.
---------------------------------------------------------------------------------------------------------------------

CUSIP No. 457652105                                          Page 13 of 13 Pages

                                  EXHIBIT INDEX

Exhibit
Number      Description
-------     -----------

99.1          Shareholders Agreement dated March 26, 2003, among James M.
              Lapeyre, Jr., G. Charles Lapeyre, Philip F. Lapeyre, Monique Lapeyre McCleskey, Robert S. Lapeyre, Andrew B. Lapeyre and Amy Lapeyre Gui.